COST-SHARING AND COLLABORATION AGREEMENT

THIS AGREEMENT made in duplicate,

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA, as represented by the Minister of Natural Resources, acting through the CANMET Energy Technology Centre, whose principal office is at 1 Haanel Drive, Ottawa, Ontario, Canada K1A 1M1

("CANMET")

AND:

SONIC ENVIRONMENTAL SOLUTIONS INC., a company registered in the Province of British Columbia, whose principal address is at 1778 West 2nd Avenue, Vancouver, British Columbia, V6J 1H6

("SONIC")

WHEREAS:

(A) Cam has developed a patented process [CA patent #2,224,901/US patent #6,270,631] for the reactivation and pacification of ash from fluidized bed combustion (the "CANMET Process"); and

(B) SONIC has developed a sonic generator technology which it intends to apply to the sonification of industrial processes, including but not limited to conventional and fluidized bed combustion processes (the "SONIC's Technology");

(C) CANMET and SONIC wish to share the cost of evaluating the CANMET Process using SONIC's Technology for its commercialization potential (the "Purpose"); and

(D) CANMET and SONIC are desirous of entering into an Agreement on the terms and conditions hereinafter set forth.

NOW THEREFORE, the Parties hereto agree each with the other as follows:

PART 1
DEFINITIONS

1.1 Recitals are hereby included by reference.

1.2 Unless the context otherwise requires:

(a) "Agreement" means these articles of agreement, all schedules and amendments thereto;

(b) "Arising Technology" means Intellectual Property developed as a result of SONIC or CANMET undertaking Work under this Agreement;

(c) "Background Technology" means all Intellectual Property and Technical Information developed and owned by CANMET or SONIC prior to the performance of the Work;

(d) "Deliverables" means any Technical Information excluding all rights to proprietary software used or owned by CANMET, reports, presentations, and samples that one Party will supply to the other Party as a result of the Work;

(e) "Intellectual Property" means all rights in Technical Information including without limitation, patents, copyrights, trade secrets, trademarks, registered industrial designs and applications for same, and all rights therein;

(f) "Invention" means any new and useful act, process, machine, manufacture or composition of matter, or any new and useful improvement in any art, process, machine, manufacture or composition of matter;

(g) "Parties" means CANMET and SONIC and "Party" means either one of them, as the context requires;

(h) "Project" means the four-phase approach to the evaluation of the CANMET Process for the application of SONIC Technology. The present Agreement shall cover Phase 1 only;

(i) "Technical Information" means any information of a scientific or technical nature, whether oral or recorded in any form or medium and whether or not protectable by copyright, including but not limited to data, techniques, methods, processes, know-how, inventions, designs, formulae, photographs, drawings, plans, specifications, reports, studies, technical and procedural manuals, computer hardware and computer software, data files, and documentation;

(j) The singular number shall include the plural and vice versa, and words importing gender shall include all genders; and

(k) "Work" is described in Schedule A.

PART 2
CANMET'S DUTIES

2.1 CANMET shall perform or have performed its share of the Work in accordance with the scope, terms and conditions set out in Schedule A of this Agreement.

2.2 CANMET shall use its best efforts to meet the activity milestones and complete its share of the Work by the scheduled dates specified in Schedule A. If at any time CANMET considers that its share of the Work will not be completed by the said dates, CANMET shall notify and consult with SONIC and provide estimated new completion dates to SONIC in writing.

2.3 CANMET shall at all times perform its share of the Work in a diligent, thorough and workmanlike manner in accordance with good scientific and technical practices.

PART 3
SONIC'S DUTIES

3.1 SONIC shall perform or have performed its share of the Work in accordance with the scope, terms and conditions set out in Schedule A of this Agreement.

3.2 SONIC shall use its best efforts to meet the activity milestones and complete its share of the Work by the scheduled dates specified in Schedule A. If at any time SONIC considers that its share of the Work will not be completed by the said dates, SONIC shall notify and consult with CANMET and provide estimated new completion dates to CANMET in writing.

3.3 SONIC shall at all times perform its share of the Work in a diligent, thorough and workmanlike manner in accordance with good scientific and technical practices.

PART 4
PROJECT MANAGEMENT

4.1 Each Party hereto shall keep accurate, detailed and complete Records at its principal place of business, make Records available to the other Party during normal business hours, permit the other Party and its authorized representatives to inspect, audit, take extracts from and make copies of, the Records and afford all facilities and collaboration to the other Party and its authorized representatives for such audits and inspections. Each Party hereto shall also furnish the other Party's representatives with all information requisite to the understanding of the Records and shall preserve the Records for the life of this Agreement and for a period of two years thereafter.

4.2 The Parties hereto shall communicate on progress every month to determine and discuss the progress of all aspects of the Work and to take such corrective or other action as both Parties may deem necessary to achieve the objectives of the Work.

4.3 The statement of work, activities, Deliverables, milestones, estimated costs, time schedules, cost estimates or any other aspect of Schedule A may be amended by mutual written agreement of the Parties hereto.

4.4 At the end of the project, each Party shall submit to the other a complete, detailed and accurate final report, which details the activities completed. The final actual costs associated with each completed activity shall be included and documented to an extent that would permit auditing of such costs and the report shall be certified to be accurate and correct by a duly authorized officer of the Party submitting the patroller progress report.

PART 5
EXCHANGE OF DELIVERABLES, CONFIDENTIALITY AND USE OF NAME

5.1 The Parties hereto shall exchange work-related information "as required" so as to enable the objectives of the Work to be achieved.

5.2 Each Party hereto agrees to keep confidential the Deliverables, Background Technology and any other information marked "Confidential" provided by either Party to the other under this Agreement. The foregoing confidentiality obligations shall last for a period of five years from the Effective Date of this Agreement and shall not apply information which:

(a) is now, or which hereafter, through no act or failure to act on the part of the Party receiving the information (the "Receiving Party"), becomes generally known or available to the public without breach of this Agreement; or

(b) is subsequently disclosed to the Receiving Party by a third party, and such disclosure does not include a confidentiality obligation; or

(c) can be shown to have been known to the Receiving Party at the time of disclosure provided that the Receiving Party promptly notifies the Disclosing Party in writing of this prior knowledge within 30 days of receipt of the information;

(d) is required to be disclosed by law; or

(e) is disclosed with the written permission of the owner of the information (the "Disclosing Party").

5.3 CANMET reserves the right to use the Deliverables for policy formulation and for in-house research purposes, and to publish summary, non-confidential announcements. Such announcements shall not be published without the consent of SONIC, which consent shall not be unreasonably withheld, subject to the requirements for patenting and protection.

5.4 SONIC agrees that no other oral or written public statement regarding the Work containing any reference to CANMET shall at any time be released, made, or given by SONIC, or by anyone with the consent of SONIC, unless CANMET has been notified at least 72 hours in advance and has agreed in writing to the release. CANMET shall not unreasonably delay release thereafter.

PART 6
THE WORK AND PAYMENT FOR THE WORK

6.1 Each Party shall use its best efforts to complete its share of the Work by the dates specified in Schedule A.

6.2 All materials, assets and equipment acquired or purchased for the performance of the Work shall be the property of the purchasing Party.

6.3 Equipment, samples and other miscellaneous matter provided by SONIC shall be delivered at its own expense to CANMET in a condition such that they will not injure or damage CANMET's employees or property. At the completion of the Work, all equipment, samples and other miscellaneous matter shall be returned to SONIC at its own expense or CANMET shall dispose of them and charge SONIC for this additional service.

6.4 SONIC shall pay monies owed to CANMET for completion of CANMET's performance of its share of the Work as outlined in Schedule B.

PART 7
ARISING INTELLECTUAL PROPERTY AND COPYRIGHT

7.1 All Background Technology pertaining to the Work which was in the possession of CANMET prior to the execution of this Agreement shall remain the property of CANMET.

7.2 All Background Technology pertaining to the Work which was in the possession of SONIC prior to the execution of this Agreement shall remain the property of SONIC.

7.3 All Arising Technology developed by CANMET shall be owned by and be the property of CANMET ("CANMET's Arising Technology") and the use of such Intellectual Property shall be afforded to SONIC pursuant to a separate license agreement as described in the option to licence granted to and accepted by SONIC, dated November 13, 2003 and entitled "Basic Principles of Proposed Licensing Agreement between SONIC and Natural Resources Canada". Option to be exercised by March 31, 2005.

7.4 Should an invention arise from the Work on the CANMET Process, the parties shall consult each other with respect to the feasibility of filing for patent protection. Should CANMET choose not to cover the cost of protection of CANMET's Arising Technology to CANMET's Process, and should SONIC wish to do so, then SONIC shall be entitled to deduct 50% of the cost from revenues owed to CANMET under the license agreement. CANMET shall remain the owner of such protected technology.

7.5 SONIC hereby grants to CANMET, a non-exclusive, royalty-free license to use SONIC's Background Technology for the Term of this Agreement to perform the Work.

7.6 Following written permission from CANMET pursuant to Section 5.1, on a case-by-case basis, to permit reproduction and distribution of the final report, a non-exclusive and non-transferrable license is hereby granted by CANMET to SONIC with the right to reproduce in print and in electronic format and to distribute the final report. This license is subject to acknowledgement of the Crown's copyright.

© Her Majesty the Queen in Right of Canada as represented by the Minister of Natural Resources, 2004 or year of first publication.

PART 8
WARRANTIES

8.1 The Parties make no representations or warranties respecting the performance or the results of their respective Arising Technology and Background Technology, either express or implied, arising by law or otherwise, including, but not limited to, implied warranties or conditions of merchantability or fitness for a particular purpose, including any warranties of accuracy, completeness or usefulness, or of freedom from infringement of patent or any other rights held by third Parties. In no event with either Party have any obligation or liability arising from tort, or for loss of revenue or profit, or for indirect, special, incidental or consequential damages.

PART 9
INDEMNIFICATION AND CONSEQUENTIAL DAMAGE EXCLUSION

9.1 CANMET shall indemnify and hold harmless SONIC, and its employees and agents, from any and all claims, demands, losses, costs, including solicitor and client costs, damages, actions or suits resulting from or related to any wilful or negligent act or omission of CANMET or its employees and agents in the performance of its share of the Work.

9.2 SONIC shall indemnify and hold harmless CANMET, and its employees and agents, from any and all claims, demands, losses, costs, including solicitor and client costs, damages, actions or suits resulting from or related to any wilful or negligent act or omission of SONIC or its employees and agents in the performance of its share of the Work.

9.3 SONIC shall indemnify and save harmless CANMET, and its employees and agents, from any and all claims, demands, losses, costs, including lawyer's fees, damages, actions or suits that are in any manner based upon, arising out of, or attributable to SONIC's use of the Deliverables supplied by CANMET or any part thereto. CANMET shall have the right to defend any such action or proceeding with counsel of its own choosing.

9.4 In no event shall either of the Parties have any liability to the other Party, their affiliates, subsidiaries, subcontractors, vendors or clients under or in connection with the Agreement, for any indirect, incidental or consequential damages which may be sustained, including but not limited to loss of revenue, profit, business reputation or opportunity whether such liability arises out of contract, tort (including negligence), strict liability, warranty or other legal theory whether at law, in equity or otherwise.

PART 10
TERMINATION

10.1 Either Party may, by giving 30 working days notice in writing to the other Party, terminate this Agreement.

10.2 Where a Party:

(a) becomes bankrupt or insolvent;

(b) goes into receivership or takes the benefit of any statute from time to time relating to bankruptcy or insolvency;

(c) is required to wind up or dissolve by an order or resolution; or

(d) fails to meet a term or condition of this Agreement,

an event of default shall be deemed to have occurred and a written notice thereof shall be provided to the defaulting Party. Should the default go unremedied for 30 days after receipt of the notice of default, then the Agreement shall be terminated and upon termination the defaulting Party shall pay all expenses, related to the Work up to the date of termination.

10.3 Part 5, (Exchange of Deliverables, Confidentiality and Use of Name), Part 7, (Arising Intellectual Property and Copyright), Part 8 (Warranties), Part 9, (Indemnification and Consequential Damage Exclusion),

10.4 Termination of this Agreement CANMET with SONIC shall not prejudice CANMET's continuation of the Work under subsequent agreements with the same or different parties.

PART 11
TERM OF THE AGREEMENT

11.1 This Agreement shall be effective from December 1, 2003 ("Effective Date") and shall conclude on June 30, 2004. This duration may be extended by an exchange of letters between the Parties.

PART 12
ASSIGNMENT

12.1 This Agreement shall enure to the benefit of and be binding upon the successors and assigns of the Parties hereto, but shall not be assigned, transferred, conveyed, or encumbered by either Party except upon the prior written consent of the other Party.

PART 13
FORCE MAJEURE

13.1 Neither Party shall be liable to the other if performance under this Agreement is interrupted due to one of the following events:

(a) an Act of God, a storm, fire, flood, ice conditions weather conditions, epidemic, explosion, earthquake or lightening;

(b) a war, revolution, insurrection, riot, blockade, sabotage, civil disturbance, vandalism or any other unlawful act against public order or authority;

(c) a shortage of necessary labour, strike, walkout or other industrial disturbance;

(d) legislation, regulations, directions, order or restraint by a government or governmental agency or department having or purporting to have jurisdiction;

(e) a catastrophic computer failure or error; or

(f) an order of any court or tribunal.

13.2 The events enumerated in Section 13.1 shall be regarded as events of Force Majeure and the performance of the obligation affected by ant one of these events shall be delayed by the length of time over which the event lasted. However, should the interruption continue for more than 30 days, this Agreement may be terminated by mutual consent.

13.3 Should either Party claim the existence of an Event of Force Majeure prompt notice thereof shall be given to the other Party.

PART 14
NOTICES

14.1 All notices or other communications required or permitted to be given hereunder shall be in writing and shall be sent by registered mail, facsimile, or courier addressed:

(a) in the case of CANMET to:

CANMET Energy Technology Centre
Natural Resources Canada
1 Haanel Drive
Ottawa, ON K1A 1M1
Canada

Attention: M. Burke, P.Eng., MBA Technology Manager
c/o Ben Anthony, Ph.D., Project Leader
Telephone: (613) 995-2868
Facsimile: (613) 995-9584
E-Mail: ben.anthony@nrcan.gc.ca

(b) in the case of SONIC, to:

SONIC ENVIRONMENTAL SOLUTIONS INC.
1778 West 2nd Avenue
Vancouver, BC V6J 1H5
Canada

Attention: Adam Sumel, President and CEO
Telephone: (604) 736-2552
Facsimile: (604) 736-2558
E-Mail: asumel@sesi.ca

or to such other address as either of the Parties may from time to time designate by notice in writing to the other. Notices sent by facsimile or telex message shall be deemed to have been received the date of their dispatch, notices sent by courier shall be deemed to have been received one working day after dispatch and notices sent by registered or certified mail shall be deemed to have been received five working days after dispatch.

PART 15
DISPUTE RESOLUTION

15.1 The Parties shall attempt to resolve any dispute arising out of or pursuant to this Agreement by recourse to the dispute resolution methods identified in the following sequence, although steps may be by-passed by mutual consent:

(a) negotiations;

(b) non-binding mediation or conciliation;

(c) non-binding mini-trial; or

(d) binding arbitration.

15.2 If the Parties cannot agree on any of the foregoing dispute resolution mechanisms, either Party may, at any time, elect to have such dispute resolved by litigation in the proper judicial forum.

15.3 Any Party may within 15 days take the dispute to the next step if the Parties fail to agree on the appointment or procedure referred to in this Section.

15.4 When mediation or conciliation is selected by the Parties, they shall jointly appoint one impartial expert mediator or conciliator to undertake the process according to mutually agreed upon procedures.

15.5 When a mini-trial is selected for resolution of a dispute, the Parties shall jointly appoint one impartial third party show shall preside at a brief hearing at which the Parties present their respective positions to the impartial third party and to the highest level manager available from each Party authorized to settle the dispute. If the mini-trial does not lead the Parties to a settlement of the dispute, either Party may ask the third party to prepare and deliver to them within 15 days a non-binding award that recommends the most fair and reasonable full settlement of the dispute.

15.6 If the Parties decide to submit a dispute to arbitration, it shall be carried out pursuant to the Commercial Arbitration Act of Canada. The arbitral award shall be in terms of money only, and shall not include punitive damages, costs or interim measures. The Parties shall attempt to appoint jointly one impartial expert arbitrator. If the Parties cannot agree within 30 days on the choice of an arbitrator, each Party shall appoint, at its own cost, one impartial expert arbitrator and those two arbitrators shall appoint an expert third arbitrator as chairperson of an arbitral tribunal.

15.7 When one of the steps Section 15.1(b), Section 15.1(c)or Section 15.1(d) is selected to resolve a dispute, the Parties shall jointly enter into a contract with the required mediator or conciliator, third party, arbitrator or arbitrators, as the case may be, to pay the costs for the desired services and to bear their own costs of participating in the process involved. The contracts referred to and contemplated by this section shall be in the form and content as proposed by CANMET and are available on request.

PART 16
GENERAL

16.1 This Agreement may be amended by mutual written agreement of the Parties.

16.2 This Agreement shall be interpreted in accordance with the laws in force in the Province of Ontario.

16.3 No member of the House of Commons and Senate shall be admitted to any share or part of this Agreement or to any benefit to arise here from. No former public office holder who is not in compliance with the post-employment provisions of the Conflict of Interest and Post-Employment code for Public Office Holders shall derive a direct benefit from this Agreement.

16.4 HER MAJESTY THE QUEEN IN RIGHT OF CANADA is HER own Insurer an as such will assume all the risks and financial responsibility for any loss or damage to HER own property and premises caused by HER servants and agents.

16.5 This Agreement enters into force when signed by both Parties. CANMET will sign last and this Agreement grants no rights until CANMET has signed it.

16.6 This Agreement constitutes the entire agreement of the Parties in respect of the subject matter hereof and supersedes all previous agreements, understandings and representations, written or verbal, in respect of the subject matter hereof.

16.7 This Agreement may be validly executed in counterpart and via facsimile.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed by their proper officers, duly authorized in that behalf as of the Effective Date.

On behalf of the MINISTER OF NATURAL RESOURCES	On behalf of SONIC ENVIRONMENTAL SOLUTIONS INC.
M. Burke, P. Eng, MBA Technology Manager	Adam Sumel, President and CEO
Date:	Date:
Read by Dr. Ben Anthony, Project Leader
Date:

SCHEDULE A

WORK DESCRIPTION AND MAJOR MILESTONES/SCHEDULE

This Project is structured following a four-phase approach: three experimental and one demonstration phase. There are GO/NO GO decision points between each phase. This approach will allow the Parties to evaluate the results from each phase and make a well-informed decision before moving to the next phase. The work described in the present Statement of Work focuses on Phase 1: sulphation of reactivated ash by sonification using thermogravimetric analysis.

Objective for Phase 1

The objectives are as follows:

(a) to investigate the use of sonic energy to enhance the reactivity of CFBC ashes;

(b) to evaluate the practicality of introducing flue gas to the sonic generator as carbonation medium;

(c) to establish optimum operational parameters of the sonic generator;

(d) to evaluate the sulphur capture efficiency of sonificated ash.

Scope

Sonification experiments will be carried out by CANMET with the assistance of a SONIC engineer/technician in both 20 kW and 75 kW horizontal axis generators located in Surrey or Vancouver, B.C. The sonic generators need to be modified in order to carry out reactivation tests in the presence of a gas mixture. The engineering design and modifications to the sonic generators will be performed by SONIC.

Tests will be carried out with two ash samples obtained form two industrial CFBC boilers: NSPI-ash; Bed ash from 165 Mwe CFBC boiler, which is owned and operated by Nova Scotia Power Inc. ("NSPI").

NISCO-ash: Bed ash from two 100 Mwe CFBC boilers, which are owned and operated by Nelson Industrial Steam Company ("NISCO").

Obtaining the two ash samples will be arranged by CANMET while transportation of ash samples will be arranged by SONIC. The ash samples in the amount of about 200 kg from SNPI and about 120 kg from NISCO will be shipped to either Surrey or Vancouver, B.C.

The tentative text matrix is described in detail under the "Milestones" section below. The following parameters will be kept constant during the tests:

(a) simulated flue gas composition: 14% CO2 4% O2 and balance nitrogen as the carbonating medium;

(b) Sonic generator frequency: 200 kHz.

Following the sonification experiments a series of chemical and physical analysis will be performed on the reactivated ash samples by or for CANMET. A limited number of thermogravimetric analysis (TGA) will be carried out by CANMET engineer in facilities located at the University of British Columbia. The full ash sample set will also be analyzed with TGA in CANMET's research facility in Ottawa, Ontario. Sulphation experiments will be performed in Ottawa by CANMET. A preliminary economic analysis and market assessment will also be part of this work for which CANMET will provide assistance to SONIC.

CANMET'S WORK
Phase One:	Sulphation of Reactivated Ash by Sonification Using Thermogravimetric Analysis (TGA)

Milestones

The major milestones in Phase 1 are presented below. Note that use of the 75 kW generator is subject to availability and may be substituted by SONIC with the 20 kW generator.

1. Sample Collection and Transportation

CANMET will identify and arrange for the physical collection of the SNPI-ash and NISCO-ash samples and arrange for the transportation for the NSPI-ash and NISCOC-ash samples to the CANMET Ottawa Complex, Ontario.

Expected Start Date:	Dec 1/2003 or within two weeks of execution of this Agreement
Expected Duration:	2-3 weeks

2. Modifications on the 20 kW and 75 kW sonic generators

CANMET will provide technical assistance in engineering redesign and integration of the required modifications to the sonic generators as per SONIC's Task 2.

Expected Start Date:	Dec 1/2003 or within two weeks of execution of this Agreement
Expected Duration:	2 weeks

3. Preliminary ash reactivation using 20 kW sonic generator

In order to establish proper, reliable and safe operating conditions with the modified sonic generator, preliminary experiments will be carried out using only the SNPI ash sample. Total amount of about 50 kg of NSPI ash will be required. Based on the experience obtained during these preliminary tests, the tentative test matrix will be evaluated and, if required, proper modification(s) will be made.

Expected Start Date:	Jan 12/2004
Expected Duration:	2-3 days

4. Ash reactivation with sonification using 20 kW sonic generator

Both NSPI and NISCO ashes will be reactivated in the sonic generator using a tentative suite of test conditions, which vary the water-to-solid weight ratio (1 to 5); the sonification time (5 to 15 minutes); and, the use of grinding media. Total amount of ash samples required in this task will be about 80 kg for each ash. Total of eight tests with each ash will be carried out, giving a total of 16 reactivated ash samples by sonification.

Expected Start Date:	Jan 15/2004
Expected Duration:	6-8 days

5. Ash reactivation using 75 kW sonic generator

NSPI ash will be used to evaluate the scale-up effect u sing 75 kW sonic generator. Total of about 20 kg of ash will be reactivated in the generator using two different operating conditions. The operating conditions will be determined based on the observations and experience gathered during the tests with 20 kW unit.

Expected Start Date:	Jan 27/2004
Expected Duration:	1-2 days

6. Analysis of reactivated ash using sonification

This task will evaluate the effectiveness of ash reactivation (CaO → CaCO3) by sonification under different conditions. A number of chemical and physical analyses on the two bed ashes and the carbonated ash samples will be performed:

(a) Chemical analysis (XRF) of NISCO-ash and NSPI-ash;

(b) TGA analysis to determine Ca(OH)2 and CaCO3 content of 15 reactivated ash samples produced by 20 kW generator and two reactivated ash samples produced by 75 kW generator;

(c) scanning electron microscope (SEM) of seven ash samples; and

BET surface area measurement of eight ash samples.

A limited number of TGA experiments will be done at the University of British Columbia by CANMET engineer. These TGA tests will be repeated in the CANMET's Ottawa research facility.

Expected Start Date:	Feb 2/2004
Expected Duration:	10 weeks

7. Sulphation of the reactivated ash with TGA

The effect of carbonation by sonification on sulphation will be evaluated using eight samples of the NISCO-ash and eight samples of the NSPI-ash produced in 20 kW unit; and, two samples of NSPI ash produced in 75 kW unit. The carbonated ash samples will be sulphated in TGA at 850° C for 90 minutes of sulphation time using flue gas composition of 5000 ppm SO2 15% CO2 and 2.5% O2 with N2 balance. The TGA experiments will be carried out in CANMET's Ottawa facility by CANMET engineer.

Expected Start Date:	Mar 1/2004
Expected Duration:	3 weeks - concurrent to Task 6

8. Preliminary economic process analysis and market assessment

CANMET will provide technical assistance to SONIC in performing the preliminary economic process analysis and market assessment.

Expected Start Date:	Mar 22/2004
Expected Duration:	4 weeks - concurrent to Task 6

9. Phase 1 Report

Write a final report on its experimental findings.

Expected Start Date:	Apr 19/2004
Expected Duration:	3 weeks

SONIC'S WORK
Phase One:	Sulphation of Reactivated Ash by Sonification Using Thermogravimetric Analysis (TGA)

Milestones

The major milestones in Phase 1 are presented below.

1. Sample Collection and Transportation

CANMET at its own expense will arrange for the transportation for the NSPI-ash and NISCOC-ash samples from the CANMET Ottawa Complex, Ontario for their delivery to either Surrey or Vancouver, B.C.

Expected Start Date:	Dec 15/2004
Expected Duration:	3-4 weeks

2. Modifications on the 20 kW and 75 kW sonic generators

In order to carry out reactivation tests in the presence of a gas mixture, the sonic generators (both the 20 kW and 75 kW) required to be modified. Following instructions from CANMET, the engineering redesign and integration of the required modifications to the sonic generators will be performed by SONIC.

Expected Start Date:	Dec 1/2003
Expected Duration:	3-4 weeks

3. Preliminary ash reactivation using 20 kW sonic generator

A SONIC engineer/technician to assist CANMET by operating the SONIC equipment.

Expected Start Date:	Jan 12/2004
Expected Duration:	2-3 days

4. Ash reactivation with sonification using 20 kW sonic generator

A SONIC engineer/technician to assist CANMET by operating the SONIC equipment.

Expected Start Date:	Jan 15/2004
Expected Duration:	6-8 days

5. Ash reactivation using 75 kW sonic generator

A SONIC engineer/technician to assist CANMET by operating the SONIC equipment.

Expected Start Date:	Jan 27/2004
Expected Duration:	1-2 days

6. Analysis of reactivated ash using sonification

SONIC will perform a preliminary economic process analysis and market assessment.

Expected Start Date:	Mar 22/2004
Expected Duration:	4 weeks

7. Phase 1 Report

Write a final report on its experimental findings. In addition, SONIC shall provide the financial figures for Item 4 which shall be known by then in the report, pursuant to Section 4.4.

Expected Start Date:	Apr 19/2004
Expected Duration:	3 weeks

GO/NO GO DECISION POINT

Upon completion of Phase 1, SONIC and CANMET shall consult with each other in order to decide whether or not to proceed to Phase 2. No party shall be obliged to proceed to Phase 2.

Work under Phase 2 shall be under separate agreement.

PROJECT BUDGET

The estimated costs for Phase 1 are as follows:

CANMET	a)	Labour	$30,600.00
	b)	Analysis by CANMET	19,800.00
	c)	Analysis by external contractor	2,800.00
	d)	Travel	3,100.00
Subtotal CANMET			$55,100.00

The estimated costs for Phase 1 are as follows:

SONIC	e)	Labour only	$17,000.00
	f)	Redesign and Integration (Task 2)[1]	TBD
	g)	Ash transportion	1,000

TBD - to be determined at a later date

For completion of Phase 1, SONIC will pay CANMET $27,800.00 (Cdn) plus all applicable taxes.

CANMET's work-in-kind contribution to Phase 1 will be 50% of items 4a) and 4b) plus full cost of item 4d) above.

SCHEDULE B

PAYMENT AND METHOD OF PAYMENT

CANMET shall invoice SONIC in accordance with the following payment schedule. In addition, SONIC shall pay all applicable taxes.

(i) Upon execution of this Agreement	$10,000.00 (Cdn)
(ii) Upon delivery of the Phase 1 final Report	Balance

Terms of payment are net 30 days following the date of invoice.

Payment may be made in the form of cheque or money order payable to the Receiver General for Canada. The invoice number should be referenced with payment to insure it is attributed to the correct project, thereby avoiding undue interest charges. Payments should be sent to:

Natural Resources Canada
Cashier's Office
480 Booth Street, 4th Floor
Ottawa, ON K1A 0E4
Canada
Job Number: 10870

Payments not received by the 30th day following the date of invoice shall be considered to be overdue debts for which interest charges shall accrue commencing the 31st day.

The rate of interest shall be 3% per annum more than the rate set by the Bank of Canada and in effect on the third week of the month preceding the month in which interest is computed.

CANMET reserves the right to change the above terms of credit on overdue accounts, and to cancel credit privileges on accounts 90 days overdue.